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17018169

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SEC Mail Processing Section
JUN 30 2017
Washington DC
408

SEC FILE NUMBER
8- 39854

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/16 (MM/DD/YY) AND ENDING 4/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PTR, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 John F Kennedy Blvd. - Suite 401
(No. and Street)

Philadelphia (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Crompton 267-909-8368
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

Two Logan Square 18th & Arch Sts. St 2001 (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECEIVED
2017 JUL -3 PM 1:22
SEC / TM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Crompton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PTR, Inc., as of April 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me this 29th day of June 2017

Brenda M Boyd
Notary Public

James Crompton
Signature

President
Title

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
BRENDA M. BOYD, Notary Public
City of Philadelphia, Phila. County
My Commission Expires April 5, 2021

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXX Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) A report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PTR, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
WITH THE REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

APRIL 30, 2017

PTR, INC.
April 30, 2017

CONTENTS

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
PTR, Inc.:

We have audited the accompanying statement of financial condition of PTR, Inc. (the "Company"), as of April 30, 2017, and the related statements of operations, changes in subordinated borrowing, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of PTR, Inc. as of April 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in schedules I and II (the "Supplementary Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the financial statements as a whole.



June 29, 2017

WithumSmith+Brown, PC Two Logan Square, Suite 2001, 18th and Arch Streets, Philadelphia, Pennsylvania 19103-2726 T (215) 546 2140 F (215) 546 2148 withum.com

PTR, INC.
Statement of Financial Condition
April 30, 2017

ASSETS

Cash and Cash Equivalents	$ 8,854,853
Accounts Receivable, Net of Allowance for Doubtful Accounts of $156,030	3,311,306
Deposits with Clearing Organization	2,499,758
Deferred Tax Asset	111,408
Property and Equipment, Net of Accumulated Depreciation	55,819
Other Assets	549,478
TOTAL ASSETS	$ 15,382,622

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts Payable and Accrued Expenses	$ 9,341,035
Subordinated Borrowings	1,593,750
TOTAL LIABILITIES	10,934,785
Stockholder's Equity	
Common stock, $1 par value - authorized 10,000 shares; issued and outstanding 1 share	1
Additional paid in capital	14,999
Retained earnings	4,432,837
Total Stockholder's Equity	4,447,837
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 15,382,622

The accompanying notes are an integral part of these financial statements.

PTR, INC.
Statement of Operations
For the Year Ended April 30, 2017

Revenues	
Commissions	$ 23,950,812
Trading Loss	(28,695)
TOTAL REVENUES	23,922,117
Expenses	
Employee Compensation and Benefits	14,151,451
Commissions, Exchange and Registration Fees	9,189,849
Occupancy Expense	86,758
Other Expenses	905,644
TOTAL EXPENSES	24,333,702
Loss Before Income Taxes	(411,585)
Income Tax Benefit	117,359
NET LOSS	$ (294,226)

The accompanying notes are an integral part of these financial statements.

PTR, INC.
Statement of Changes in Subordinated Borrowings
For the Year Ended April 30, 2017

Subordinated Borrowings at May 1, 2016	$ 500,000
Change in Subordinated Borrowings	1,093,750
SUBORDINATED BORROWINGS AT APRIL 30, 2017	$ 1,593,750

The accompanying notes are an integral part of these financial statements.

PTR, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended April 30, 2017

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Beginning Balance, May 1, 2016	$ 1	$ 14,999	$ 4,727,063	$ 4,742,063
Net Loss	0	0	(294,226)	(294,226)
ENDING BALANCE, APRIL 30, 2017	$ 1	$ 14,999	$ 4,432,837	$ 4,447,837

The accompanying notes are an integral part of these financial statements.

PTR, INC.
Statement of Cash Flows
For the Year Ended April 30, 2017

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (294,226)
Adjustments to Reconcile Net Loss to Net Cash Flows Provided by Operating Activities	
Depreciation	4,935
Change in Deferred Tax Asset	(2,746)
Decrease (Increase) in Assets	
Accounts Receivable	(668,907)
Deposits with Clearing Organization	1,648,549
Securities Owned, at Fair Value	6,392
Other Assets	(126,894)
Increase (Decrease) in Liabilities	
Accounts Payable and Accrued Expenses	1,047,548
Securities Sold, Not Yet Purchased	(463,579)
Net Cash Flows Provided by Operating Activities	1,151,072
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of Property and Equipment	(32,557)
Net Cash Used in Investing Activities	(32,557)
Net Increase in Cash and Cash Equivalents	1,118,515
Cash and Cash Equivalents, Beginning of Year	7,736,388
Cash and Cash Equivalents, End of Year	$ 8,854,853
Supplemental Disclosure of Cash Flow Information	
Cash Paid During the Year for Interest Expense	$ 3,419
NONCASH DISCLOSURE INFORMATION	
Conversion of Accrued Commissions to Subordinated Borrowings	$ 1,093,750
Trade-In of Automobile with a Remaining Net Book Value	$ 26,422

The accompanying notes are an integral part of these financial statements.

PTR, INC.
Notes to Financial Statements
April 30, 2017

NOTE 1 - Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the New York Stock Exchange MKT LLC ("NYSE MKT"), the Chicago Board Options Exchange ("CBOE"), the International Securities Exchange ("ISE"), NASDAQ OMX PHLX ("PHLX"), National Futures Association ("NFA"), Commodities Futures Trading Commission (CFTC), and CBOE Futures Exchange ("CFE"). The Company is a Pennsylvania Corporation that provides brokerage services to its customers located throughout the United States. The Company is a wholly owned subsidiary of James Crompton, Inc.

NOTE 2 - Summary of Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

The Company maintains cash balances at a financial institution. Both interest and non-interest bearing accounts with the same depository institution will be insured by the Federal Deposit Insurance Corporation for a combined total of $250,000. In the normal course of business, the Company may have deposits that exceed the insured balance in its interest and non-interest bearing accounts.

Securities Owned and Securities Sold, Not Yet Purchased - Proprietary securities transactions in regular-way trading are recorded on the trade date. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Securities are recorded at fair value in accordance with the *Fair Value Measurement* Topic of the FASB Accounting Standards Codification No. 820 ("FASB ASC 820"). As required by the *Financial Services - Broker and Dealers* Topic of the FASB Accounting Standards Codification No. 940 ("FASB ASC 940"), any unrealized gains or losses resulting from subsequent measurement of securities owned and securities sold, not yet purchased to fair value are included in profit or loss on the statement of operations.

Derivative financial instruments used from time to time for trading purposes are carried at fair value. Fair value for exchange-traded derivatives, principally equity options, are based on quoted market prices. Fair values of options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Gains and losses are included under trading income in the Statement of Operations and are considered de minimis for the year ended April 30, 2017.

Accounts Receivable - Accounts receivable are carried at cost less an allowance for doubtful accounts. The Company extends credit to its customers based upon an evaluation of customers' financial condition and credit history and generally does not require collateral to support customer receivables. The Company does not accrue finance or interest charges. On a periodic basis, management evaluates its accounts receivable balances and establishes an allowance for doubtful accounts based on the history of past write-offs, collections and current credit conditions. An account is written off when it is determined that all collection efforts have been exhausted. At April 30, 2017, the allowance for doubtful accounts was $156,030.

NOTE 2 - Summary of Significant Accounting Policies (continued)

Property and Equipment - Property and equipment are recorded at cost. Depreciation is provided on the accelerated method. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related costs and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in current operations.

The estimated useful lives for depreciation are:

Equipment	5 Years
Automobiles	5 Years

Long-Lived Assets - As required by the *Property, Plant, and Equipment* Topic of the FASB Accounting Standards Codification No. 360 ("FASB ASC 360"), long-lived assets are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell. There was no impairment loss noted as of April 30, 2017.

Revenue Recognition - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Fair Value of Financial Instruments - The *Fair Value Measurement* Topic of the FASB Accounting Standards Codification No. 820 ("FASB ASC 820") establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The carrying amounts for cash and cash equivalents, accounts receivable, deposits with clearing organizations, prepaid expenses, accounts payable and accrued expenses approximate their fair value because of their short-term maturity.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs, other than quoted prices, that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

NOTE 2 - Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments – (continued)

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of April 30, 2017.

U.S Equities: Values based on the closing price reported on the active market in which the securities are traded and are considered Level 1 within the fair value hierarchy of the Company.

As of April 30, 2017 the Company did not own any financial instruments and the Company did not have any securities sold, not yet purchased.

Income Taxes - As required by the *Income Taxes* Topic of the FASB Accounting Standards Codification No. 740 ("FASB ASC 740"), deferred income tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities measured using enacted income tax rates and laws that are expected to be in effect when the differences reverse. Valuation allowances are provided on deferred tax assets for which it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company has evaluated the effects of the *Income Taxes* Topic of FASB Accounting Standards Codification No. 740 ("FASB ASC 740") and has concluded that the Company recognizes tax benefits only to the extent that the Company believes it is "more likely than not" that its tax positions will be sustained upon a taxing authorities examination. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company's management believes it is no longer subject to income tax examinations for years prior to 2013.

NOTE 3 - Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities consist of trading and investment securities at fair value. The Company did not own any marketable securities or sell any marketable securities, not yet purchased as of April 30, 2017.

NOTE 4 - Property and Equipment

Property and equipment at April 30, 2017 were as follows:

Equipment	$ 18,986
Automobiles	85,365
Total Property and Equipment	104,351
Less: Accumulated Depreciation	48,532
Net Property and Equipment	$ 55,819

Depreciation expense for the year ended April 30, 2017 was $4,935.

NOTE 5 - Subordinated Borrowings

The Company has a FINRA approved Subordinated Loan Agreement with a related party in the amount of $500,000. Interest on the note payable will be paid annually at a rate of 0.5% of the principal balance with the principal due in December 2018.

The Company has three FINRA approved Subordinated Loan Agreements for $364,583 each through which three individuals converted commissions due them into long term loans with the Company. Each loan matures in May 2019 and earns interest at the rate of 0.07% annually.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 6 - Accrued Expenses

Accrued expenses at April 30, 2017 were as follows:

Commissions Payable	$ 8,470,988
Accrued Expenses	344,521
Accounts Payable	521,491
Accrued Interest Payable	4,035
TOTAL ACCRUED EXPENSES	$ 9,341,035

NOTE 7 - Income Taxes

Deferred taxes are computed based on the expected tax liability or benefit in future years of the reversal of temporary differences in the recognition of income or deduction of expenses between financial and tax reporting purposes. The principal item resulting in the difference is the establishment of an allowance for doubtful accounts. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense (benefit) is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. Interest and penalties are not included in the Company's income tax provision.

PTR, INC.
Notes to Financial Statements
April 30, 2017

NOTE 7 - Income Taxes (continued)

The provision for income taxes for the year ended April 30, 2017 was as follows:

Current Provision (Benefit)	
Federal	$ (108,873)
State and Local	(5,740)
Net Current Benefit from Income Taxes	(114,613)
Deferred Provision (Benefit)	
Federal	27,286
State and Local	(30,032)
Net Deferred Benefit from Income Taxes	(2,746)
Income Tax Benefit	$ (117,359)

Deferred tax assets at April 30, 2017 consist of the tax effect of temporary differences in the carrying amounts used for financial reporting purposes and the amounts used for income tax purposes.

Deferred Tax Asset	
Allowance for Bad Debts	$ 62,743
Charitable Contribution Carry Forward	17,726
Accrued Interest Expense Due to Stockholder	1,622
State NOL Carry Forward	44,420
Fed Tax Effect of State NOL Carry Forward	(15,103)
Total	111,408
Valuation Allowable	--
Deferred Tax Asset	$ 111,408

The following is a reconciliation of income tax expense (benefit) at the U.S. statutory rate and the Company's effective rate for the year ended April 30, 2017:

Tax at Statutory Rate of 34%	$ (139,940)
State Income Taxes	(5,740)
Effect of Graduated Federal Taxes, Non-Deductible Expenses and Other, Net	28,321
Tax Benefit at Company's Effective Rate	$ (117,359)

NOTE 8 - Related Party Transactions

The Company has transactions in the ordinary course of business with Hybrid Trading & Resources ("HTR"), which is a related party through common ownership. For the year ended April 30, 2017, the Company received reimbursements from HTR in the amount of $91,333 for floor expenses. For the year ended April 30, 2017, the Company paid commissions to HTR in the amount of $3,653,841.

NOTE 9 - Lease Commitments

The Company leases office space under a non-cancelable operating lease with monthly minimum payments plus common operating expenses, which expires January 2018. Rental expense for the Philadelphia office for the year ended April 30, 2017 was $27,324. The Company elected to prepay the 2017 Philadelphia office rent for the entire year in January 2017. The prepaid rent balance as of April 30, 2017 was $21,235.

The Company leases office space under a non-cancelable operating lease with monthly minimum payments plus common operating expenses, which expires February 2022. Rental expense for the Chicago office for the year ended April 30, 2017 was $35,129. The minimum payments remaining on the non-cancelable operating lease are as follows: 2018 - $19,624; 2019 - $20,114; 2020 - $20,615; 2021 - $21,127; and 2022 - $19,665.

NOTE 10 - Retirement Benefits

Substantially all regular full-time employees are eligible to participate in a Company sponsored 401(k) profit sharing plan. An employee may elect to contribute up to 100% of annual compensation subject to certain limits described in the plan document. A matching employer contribution may be made to the plan at the discretion of the Company. For the year ended April 30, 2017, the Company did not make a contribution to the Plan.

NOTE 11- Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 12 - Commitments and Contingencies

The Company is the subject of regulatory inquiries that could result in the assessment of fines or other sanctions. The matters are ongoing and both the date of final resolution and amounts of any potential fines are unknown. Although management cannot predict the ultimate outcome with certainty, it believes that any fines or other sanctions imposed will not have a material adverse effect on the Company's financial statements.

NOTE 13 - Net Capital Requirements

The Company has elected not to be subject to the Aggregate Indebtedness Standard of paragraph (a)(l)(i) of the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). Based on this election, the Company shall not permit its net capital to be less than the greater of $250,000 or 2 percent of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers. At April 30, 2017, the Company had net capital of $3,284,790 which was $3,034,790 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 2.84 to 1.

The Company is also subject to, and in compliance with, the same computation of Net Capital under Rule 1:17 of the Commodity Futures Trading Commission.

NOTE 14 - Exempt Provisions of Rule 15c3-3

The Company operates under the provision of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission, and accordingly, is exempt from the remaining provisions of that rule.

The Company is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control any customer funds or securities at April 30, 2017.

NOTE 15 - Off Balance Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully disclosed basis. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from clearing securities transactions introduced by the Company. The Deposits with Clearing Organization collateralize the transactions cleared through the clearing broker.

NOTE 16 - Financial Instruments with Off-Balance-Sheet-Risk

In the normal course of business, the Company's customer activities invoice the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet-risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 17 - Subsequent Events

In accordance with the *Subsequent Events* Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred from May 1, 2017 through June 29, 2017, the date of the financial statements were available to be issued. No events have been identified which require disclosure.

PTR, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION AND
RULE 1:17 OF THE COMMODY FUTURES TRADING COMMISSION
April 30, 2017

NET CAPITAL

Total Stockholder's Equity		$ 4,447,837
Liabilities Subordinated to Claims of General Creditors Allowable in Net Capital		1,593,750
Total Capital and Allowable Subordinated Liabilities		$ 6,041,587
Deductions		
Non-Allowable Assets		
Receivables from Brokers-Dealers	$ 2,040,091	
Property and Equipment, Net of Accumulated Depreciation	55,819	
Deferred Tax Asset	111,408	
Other Assets	549,479	
Total Deductions		2,756,797
NET CAPITAL		$ 3,284,790
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Accounts Payable and Accrued Expenses	$ 9,341,035	
TOTAL AGGREGATE INDEBTEDNESS		$ 9,341,035
COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT:		
Minimum Net Capital Required (2% x $9,341,035)		$ 186,821
Minimum Dollar Net Capital Requirement Of Reporting Broker-Dealer		$ 250,000
Net Capital Requirement		$ 250,000
Excess Net Capital		$ 3,034,790
Net Capital Less 120% of Minimum ($250,000 x 120%)		$ 2,984,790
Total Aggregate Indebtedness		$ 9,341,035
Ratio: Aggregate Indebtedness to Net Capital		2.84 to 1

PTR, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION AND
RULE 1:17 OF THE COMMODITY FUTURES TRADING COMMISSION
(CONTINUED)
April 30, 2017

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF APRIL 30, 2017)

Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$ 3,262,172
Subsequent Adjustments (Increase)/Decrease	
Accounts Receivable, Net of Allowance for Doubtful Accounts	(65,960)
Deferred Tax Asset	(2,746)
Federal Income Tax Refund	(108,873)
Prepaid Taxes	(6,055)
Prepaid Expenses	(1,104)
Property and Equipment, Net of Accumulated Depreciation	3,171
Increase in Non-Allowable Assets	(181,567)
Reduction in Net Loss	204,185
Increase in Net Capital	22,618
Net Capital per the Preceding	$ 3,284,790

PTR, INC.
SCHEDULE II – COMPUTATION FOR DETERMINIATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

April 30, 2017

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

withum

AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
PTR, Inc.:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) PTR, Inc. (the "Company") identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

WithumSmith+Brown, PC

June 29, 2017



Member • Nasdaq OMX • New York Stock Exchange AMEX
Chicago Board Option Exchange • International Stock Exchange

EXEMPTION REPORT

We confirm, to the best of our knowledge and belief, that:

1. PTR Inc. claimed an exemption from SEC Rule 1 5c3-3 under the provision in paragraph of (k)(2)(ii) throughout the fiscal year May 1, 2016 to April 30, 2017.

2. PTR Inc. met the identified exemption provisions in SEC Rule 1 5c3-3(k)(2)(ii) throughout the fiscal year May 1, 2016 to April 30, 2017 without exception.

Sign: *James Crompton* Date: *6/29/17*

James Crompton, President
PTR Inc.
1800 JFK Blvd. Suite 401
Philadelphia, PA 19103
267-909-8368

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AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Management and Stockholder of
PTR, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by PTR, Inc. (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended April 30, 2017, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended April 30, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended April 30, 2017 noting a difference of $1,385,466 as a result of the classification of reimbursed floor brokerage expenses posted in error to the Company's revenue account;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



June 29, 2017

PTR, INC.
SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION
YEAR ENDED APRIL 30, 2017

Period Covered	Date Paid	Amount
General assessment reconciliation for the period May 1, 2016 to April 30, 2017		$38,678.00
Payment schedule:		
SIPC-6	11/28/16	18,286.00
SIPC-7	06/16/17	20,392.00
Balance due		$ 0.00

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AUDIT TAX ADVISORY

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY REGULATION 1.16 OF THE COMMODITY FUTURES TRADING COMMISSION

To the Stockholder of
PTR, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of PTR, Inc. (the "Company"), as of and for the year ended April 30, 2017, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

As required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following, except as noted below:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17.

Because the Company does not carry accounts for customers or perform custodial functions relating for customers, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations;

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized

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AUDIT TAX ADVISORY

use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2017, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Stockholder, management, the CFTC and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.



June 29, 2017